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EXHIBIT 16

June 30, 2004

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Gentlemen:

We have read Item 4 of Form 8-K dated June 30, 2004, of Bairnco Corporation and are in agreement with the statements contained in the first sentence of the first paragraph and the second and third paragraphs on page two therein. We have no basis on which to agree or disagree with the statement made in the second sentence of the first paragraph and the fourth paragraph.

Yours truly,

/s/ Ernst & Young LLP

Tampa, Florida

cc:  Mr. Lawrence C. Maingot

       Controller, Bairnco Corporation